TRADING PLAN
(SEC Rule 10b5-1)

This Trading Plan is entered into as of June 6, 2025 (the "Signing Date") between 325 Capital LLC ("Client") and JonesTrading Institutional Services LLC ("Broker").

WHEREAS, Client wishes to establish this Trading Plan to Sell common shares ("Stock") of American Public Education, Inc. (NASDAQ: APEI) ("Issuer") from the accounts (the "Accounts") maintained by Client with Broker, in accordance with the requirements of SEC Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

NOW, THEREFORE, Client and Broker agree as follows:

1.   Trade Instructions. Client hereby instructs Broker to effect sales of shares of Stock of Issuer from the Accounts, as the case may be, in accordance with the attached Appendix A to Trading Plan ("Appendix A"). If Client specifies a date for trading which is a weekend or holiday, the trade shall not take place until after the opening of regular market trading hours on the next trading date.

2.   Term.

(a)   This Trading Plan shall become effective on June 6, 2025 (the "Trading Plan Effective Date") and shall terminate upon the market close on June 6, 2026 (the "Trading Plan End Date") or if earlier upon the completed sale of all of the Stock specified in Appendix A. In addition, this Trading Plan shall terminate regardless of whether all of the Stock has been sold, upon the occurrence of any of the following events:

(i)   expiration of all orders specified in Appendix A;

(ii)   Broker receives written notice of the commencement or impending commencement of any proceedings in respect of the liquidation, dissolution, bankruptcy or insolvency of Client;

(iii)   Broker receives written notice of Client's death

(iv)   Broker receives written notice of a valid instruction to transfer all or substantially all of the assets within Client's securities account at Broker to another broker-dealer;

(v)   Broker receives two days' written notice from Client terminating this Trading Plan (which may be given for any reason);

(vi)   Client receives written notice from Broker terminating this Trading Plan (which may be given for any reason);

(vii)   Upon Client's or the Issuer's demonstrating to Broker that any of the following contingencies have occurred:

A.   A public announcement has been made of a tender offer involving the Issuer's securities;

B.   A definitive agreement has been announced relating to a merger, reorganization, consolidation or similar transaction in which the securities covered by this Plan would be subject to a lock-up provision;

C.   A sale has been made of all or substantially all of the assets of the Issuer on a consolidated basis to an unrelated person or entity, or if a transaction affecting the Issuer occurs in which the owners of the Issuer's outstanding voting power prior to the transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of the transaction;

           D.   A dissolution or liquidation of the Issuer takes place or there is a commencement or impending commencement of any proceedings in respect of or triggered by the Issuer's bankruptcy or insolvency; or

           E.   That this Trading Plan or its attendant transactions may violate existing, new or revised federal or state laws or regulations, or may cause a breach of a contract or agreement to which the Issuer is a party or by which the Issuer is bound (collectively, clauses A. through E. "Client Trading Restrictions").

(b)   In no event shall Broker be deemed to have breached or failed to comply with this Trading Plan if Broker does not receive written notice from Client or the Issuer of the above contingencies prior to the placement of a scheduled order under this Trading Plan.

3.   Representations and Warranties. Client represents and warrants that as of the date of this Trading Plan:

(a)   Client is entering into this plan in good faith and is neither in possession of nor is aware of any material nonpublic information concerning Issuer or any of its securities (including the Stock).

(b)   Client is entering into this Trading Plan in good faith and not as part of a plan or scheme to evade the federal securities laws or any law governing insider trading.

(c)   Client is permitted to sell or purchase Stock in accordance with Issuer's insider trading policies and has obtained the approval of Issuer and its counsel to enter into this Trading Plan.

(d)   Client owns the Stock which is the subject of this Trading Plan free and clear and acknowledges and confirms that:

(i) Neither Client, nor the securities subject to this Trading Plan are subject to any pledges, liens, security interests or other impediments to transfer (except for those which I have entered into with Broker or limitations imposed by Rule 144, if applicable), nor is there any contractual restriction or litigation, arbitration or other proceeding pending, or to my knowledge threatened, that would prevent or interfere with the exercise of options ("Options") to purchase Stock or the sale of Stock under this Trading Plan; and

(ii) The execution and delivery of this Trading Plan by Client and the transactions contemplated by this Trading Plan will not contravene applicable law or any agreement or other instrument binding on me or any of my affiliates or any judgment, order or decree of any governmental body, agency or court having jurisdiction over Client or Client's affiliates.

(e)   While this Trading Plan is in effect, Client will not enter into any corresponding or hedging transaction or position with respect to the Stock (including, without limitation, with respect to any securities convertible or exchangeable into the Stock) and, unless this Trading Plan is modified or terminated in accordance with the terms hereof, Client agreed not to alter or deviate from the terms of this Trading Plan.

(f)   Client agrees not to, directly or indirectly, attempt to exercise any influence over how, when or whether to effect any sales of Stock pursuant to this Trading Plan.

(g)   Client acknowledges that Broker is not acting as its fiduciary but is acting in a brokerage capacity in connection with the adoption and implementation of this Trading Plan.

(h)　Client understands that Client's responsibility to comply with all applicable laws (including, without limitation, Section 16 of the Exchange Act and the rules and regulations promulgated thereunder, if applicable) and policies of the Issuer of the securities with respect to the transactions contemplated by this Trading Plan ("Covered Transactions") and agrees to comply with all such laws and policies.

(i)　Client is subject to Section 16 of the Exchange Act.

(j)　Client understands that federal securities laws may require Client to disgorge all profits earned in connection with any purchase and sale of securities that occurs within six months of each other if Client owns 10% or more of any class of the Issuer's equity securities, or if Client is an officer or director of the Issuer (i.e., "short-swing profits"). Client further understand that it is Client's own responsibility to ensure compliance with such short-swing profit rules, and Client will seek its own counsel with respect to ensuring compliance with such rules.

(k)　Client understands that the laws governing insider trading are fact-specific and that Broker does not and cannot guarantee that any transaction that is executed pursuant to this Trading Plan will be deemed covered by the protections of the Rules.

(l)　There are no legal, regulatory, contractual or other restrictions applicable to the trades contemplated under this Trading Plan that would interfere with Broker's ability to execute trades and effect delivery and settlement of such trades on behalf of Client (collectively, "Client Trading Restrictions').

4.　<u>Sales of Restricted Stock or Control Stock Pursuant to SEC Rule 144.</u>

(a)　Client understands that this Trading Plan is applicable only as to securities that are freely-tradable and that are not subject to any restrictions against purchase or sale. If Client is considered an "Affiliate" within the meaning of Rule 144, then Client understands that the provisions of that rule may limit the number of Shares Client can sell at any given time. In the event there is a conflict between the quantity of securities that Client has directed to be sold and any lesser amounts of Shares that are permitted to be sold pursuant to Rule 144 or other securities laws or rules, Client hereby direct that the maximum limits established by such other laws or rules shall govern. In no event will Broker effect any sale if such sale would exceed the then-applicable limitation under Rule 144 assuming Broker's sales under this Trading Plan are the only sales subject to that limitation.

(b)　Client agree not to take nor to cause any person or entity with which Client would be required to aggregate sales of stock pursuant to Rule 144 to take, any action that would cause the sales hereunder not to meet all applicable requirements of Rule 144, including volume limitations.

(c)　Client instructs Broker to conduct all sales pursuant to this Trading Plan in accordance with the manner of sale under Rule 144(f) and current public information requirements of Rule 144(c).

(d)　Client agrees to timely provide completed and signed Rule 144 paperwork to Broker (including, without limitation, a Seller Representation letter dated as of the date of this Trading Plan). Client acknowledges that Broker requires this paperwork to facilitate Rule 144 trades for Client's account. Consistent with Rule 144 filing requirements, Broker hereby agrees to submit my completed Form144 – Notice of Proposed Sale to the Securities and Exchange Commission. In order for Broker to complete this paperwork, Client authorizes Broker to maintain its pre-signed Forms 144 in safekeeping and to complete these forms as necessary before submitting them to the SEC. Client further agrees to release, hold harmless and discharge MSSB and their affiliates, agents, officers, successors and insurers from any and all claims, demands, losses, liabilities, damages and other expenses which may be sustained at any time relating to its facilitating transactions and completing necessary paperwork on my behalf under Rule 144.

5.　<u>Market Disruptions</u>.　Client understands that Broker may not be able to effect a trade, in whole or in part, due to a market disruption or a legal, regulatory or contractual restriction applicable to Broker or any other event or circumstance.　Client also understands that Broker may be unable to effect a trade consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the Stock to reach and sustain a limit order price or other market factors in effect on the trade date specified in <u>Appendix A</u>.　As soon as reasonably practicable after the cessation or termination of any such market disruption, restriction, event or circumstance, Broker shall resume effecting trades in accordance with the express provisions of this Trading Plan which are then applicable. Trades that are not executed as the result of any such market disruption, restriction, event or circumstance shall not be deemed to be a part of this Trading Plan.

6. Modification of Plan.

(a) Client may not modify this Trading Plan unless:

(i) such modification is accepted in writing by Broker;

(ii) Client provides Broker with:

A. an Issuer Representation Letter;

B. a Seller Representation Letter;

C. a modification letter and new trade schedule(s) in which Client represents that, among other things, on the date of such modification that Client is not aware of any material, non-public information regarding the Issuer or any of its securities (including the Stock), that the modification is being made in good faith and not as part of a scheme to evade the federal securities laws or any law governing insider trading, and that Client's representations and warranties contained in this Trading Plan are true at and as of the date of such letter as if made at and as of such date; and

D. such modification occurs only outside of any "blackout periods" set forth in the Issuer's insider trading policy and procedures.

(b) Client further understands that there is a required cooling period[1] from the later of (i) 90 days from the adoption of this such modification and (ii) two business days following the disclosure of the Issuer's financial results in a Form 10-Q or 10-K, to the date when trading may resume following such modification. The Issuer may impose additional requirements as a condition of allowing me to modify this Trading Plan, including, but not limited to, an additional period of time which must elapse before trading may resume following such modification. Client agrees to comply with any such additional requirements imposed by Issuer and to advise Broker of such requirements. Client further agrees that any such modification of this Trading Plan shall be undertaken at Client's own risk without liability or consequence to Broker.

7. Margin Loans. Stock subject to this Trading Plan may not be used to secure margin loans to Client made by Broker.

8. Entire Trading Plan; Subsequent Trading Plan. This Trading Plan constitutes the entire agreement between the parties with respect to this Trading Plan and supersedes any prior agreements or understandings with respect to this Plan. Client understands that if Client enters into a subsequent 10b5-1 trading plan, that plan will not amend, suspend or terminate this Plan unless explicitly agreed to by Broker in writing.

9. Notices and Other Communications. All notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier or electronic mail and made to the applicable persons indicated Appendix A to the Trading Plan. The parties acknowledge and agree that the distribution of material through an electronic medium is not necessarily secure and that there are confidentiality and other risks associated with such distribution. With respect to any Client Trading Restrictions, Client and Issuer shall provide Broker notice of the anticipated

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[1] For executive officers and directors a cool period required is 90-days or two business following the issuer's disclosure of financial results in Form 10-Q, 10-K etc. For insiders other than officers and directors, the mandatory cooling off period is 30 days. There is no cooling off period requirement for plans adopted by issuers to trade in their own stock.

duration of such restrictions, but shall not provide Broker information about the nature of such restrictions or any other information about such restrictions. Further, in no event shall Client or Issuer, at any time while this Trading Plan is in effect, communicate any material nonpublic information concerning Issuer or its securities (including the Stock) to any employee of Broker involved, directly or indirectly, in executing this Trading Plan.

10.   Third-Party Beneficiary. Client intends Issuer to be a third-party beneficiary of each and every representation and warranty contained in this Trading Plan to the fullest extent necessary to enable Issuer to be fully protected from direct or indirect liability in connection with this Trading Plan.

11.   Governing Law. This Trading Plan shall be governed by, and construed in accordance with the laws of, the state of New York, as applied to agreements made and wholly performed in the state of New York.

12.   Counterparts. This Trading Plan may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

13.   State Insider Trading Laws. Client understands that some states may have their own laws that relate to insider trading. Client understand that Broker makes no representation to me with respect to whether this Trading Plan conforms to the laws of any particular state, and that Client will seek the advice of its own counsel with respect to matters of state law.

14.   Prices. All references in this Trading Plan to per share prices will be before deducting any commission equivalent, mark-up or differential and other expenses of sale.

15.   Other Shares. Client may instruct Broker to sell securities of the Issuer other than pursuant to this Trading Plan. The parties hereto agree that any such sale transaction will not be deemed to modify this Trading Plan unless in connection with such transaction this Trading Plan is modified pursuant to the process set forth in Section 6 above.

16.   Adjustments to Share and Dollar Amounts. The exercise and sale prices, and number of Options to be exercised and Stock to be sold, will be adjusted following such time as Client or the Issuer notifies broker promptly of a recapitalization, which shall be made by providing a new schedule reflecting the adjustment in Stock and prices after the recapitalization.

17.   Additional Documents. Client agrees to complete, execute and deliver to Broker any additional forms or other paperwork pursuant to this Trading Plan at such times and in such form as Broker may reasonably request.

18.   Inconsistent Provisions. If any provision of this Trading Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed rescinded to the extent required in order to comply with the relevant law, rule or regulation. All other provisions of this Trading Plan will continue and remain in full force and effect.

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IN WITNESS WHEREOF, the parties hereto have signed this Trading Plan (including Appendix) as of the Signing Date.

Signature of Client:	/s/ Michael Braner
Name of Client:	325 Capital LLC
Title	Michael Braner, Managing Member____
Date:	June 6, 2025

Accepted by: JonesTrading Institutional Services LLC:

By:	/s/ Burke Cooke
Name:	Burke Cook
Title:	General Counsel
Date:	June 6, 2025